AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2005

                              REGISTRATION NO. 333-122383


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                     TO THE

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                              TASKER CAPITAL CORP.

             (Exact Name of Registrant as Specified in Its Charter)

               NEVADA                                         88-0426048
   (State or Other Jurisdiction of                        (I.R.S. Employer
   Incorporation or Organization)                         Identification No.)

                             ----------------------

                               100 MILL PLAIN RD.
                                DANBURY, CT 06811
                                 (203) 546-3555
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                          ROBERT P. APPLEBY, PRESIDENT
                               100 MILL PLAIN RD.
                                DANBURY, CT 06811
                                 (203) 546-3555

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:
                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


                                         CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                            PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE   MAXIMUM OFFERING   MAXIMUM AGGREGATE        AMOUNT OF
             BE REGISTERED               REGISTERED(1)   PRICE PER UNIT(2)   OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           9,856,250 (3)        $ 3.14          $30,948,625.00           $3,642.65
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           2,512,500 (4)        $ 3.14          $ 7,889,250.00           $  928.56
--------------------------------------------------------------------------------------------------------------------
TOTAL                                  12,368,750                                                     $4,571.21*
====================================================================================================================

*Previously paid.


(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on January 25, 2005.

(3) Represents shares of common stock.


(4) Represents shares underlying warrants and options.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2005


PROSPECTUS

                              TASKER CAPITAL CORP.


                        12,368,750 SHARES OF COMMON STOCK

This prospectus relates to the resale by the selling stockholder of 12,368,750 shares of our common stock, including 2,512,500 shares which are issuable upon the exercise of warrants. The selling stockholder may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.


We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholder.


Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "TKER." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on February 4, 2005 was $4.21.


Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


The date of this prospectus is February __, 2005.


The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Tasker Capital Corp., with the Securities and Exchange Commission. The Selling Stockholder may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

Where You Can Find More Information........................................  1

Forward-Looking Statements.................................................  2

Prospectus Summary.........................................................  3

Recent Developments........................................................  4

Risk Factors...............................................................  5

Use of Proceeds............................................................  8

Selling Stockholders.......................................................  9

Plan of Distribution....................................................... 12

Description of Securities to be Registered ................................ 14

Legal Matters.............................................................. 14

Experts.................................................................... 14

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C.. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the document listed below:

o Our annual report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC on April 12, 2004 (File No. 000-32019);

o Our quarterly report on Form 10-QSB for the period ending March 31, 2004, filed with the SEC on May 17, 2004 (File No. 000-32019);

o Our quarterly report on Form 10-QSB for the period ending June 30, 2004, filed with the SEC on August 16, 2004 (File No. 000-32019);

o Our quarterly report on Form 10-QSB for the period ending September 30, 2004, filed with the SEC on November 15, 2004 (File No. 000-32019); and

o Our current reports on Form 8-K for the past fiscal year (File No. 000-32019).

A copy of our above-mentioned reports are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

Tasker Capital Corp.
100 Mill Plain Rd.
Danbury, CT 06811
Attention: President
(203) 546-3555

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

Tasker Capital Corporation is a development stage company.

We have entered into an Exclusive License Agreement with pHarlo Citrus Technologies, Inc., a privately held development company, to use, sell, develop, market and distribute products using its proprietary, patented technology for consumer oral care, food processing, animal hygiene, and cosmetic products. Pursuant to this License Agreement, we agreed to make royalty payments to pHarlo based on product sales and have issued warrants to pHarlo 's stockholders to purchase an aggregate of 300,000 shares of our common stock. In conjunction with this License Agreement, we entered into a Production Agreement with Indian River Labs, Inc., a privately held manufacturing corporation affiliated with pHarlo. Indian River will manufacture and sell to us concentrates for the products licensed by pHarlo. Additionally, we loan pHarlo $100,000 pursuant to a Loan Agreement in which we agreed to loan up to $200,000 to finance a production facility to produce the licensed products. Pursuant to the terms of the Loan Agreement, the principal and interest on the notes evidencing the loan will be repaid in equal monthly installments commencing July 1, 2003, with the last payment due October l, 2012.

The proprietary technology - pHarlo - creates an environment in which hydrogen protons attach to a single copper ion, suspending the copper ion indefinitely in a liquid state. In this state of suspension, copper interferes with the cellular growth of both anaerobic and facultative organisms by interfering with the bacteria's respiration. The solution uses only ingredients that are currently on the Federal GRAS (Generally Regarded As Safe) list.

We also entered into a Partnership Agreement with Wynn Star Specialty Flavors LLC, a leading supplier of culinary ingredients and technology to the food industry, to market our licensed technology to the poultry processing industry. Under the terms of the Partnership Agreement, Wynn Starr will use its extensive relationships in the poultry processing industry to market our licensed technology in consideration for the right to produce the final product to be supplied to the consumer using the concentrated solution manufactured by Indian River. We have applied for United States Department of Agriculture approval for our products use in poultry processing. An initial study of our technology by the University of Georgia's Department of Poultry Science thoroughly supported our efficacy in eliminating bacteria during the scalding treatment of poultry processing. Reductions and eliminations were observed in Salmonella typhimurium, Listeria monocytogenes, Staphylococcus aureus, E coli, Shewanella putrefaciens and Pseudomonas fluorescens. The Company has engaged the University of Georgia's Department of Poultry Science to conduct a quantitative validation of its technology for use in poultry processing, which will be submitted to the USDA and is expected to complete its application for approval.

Over the last several months, we conducted various consumer market studies to rebrand its oral care product. We plan to reintroduce our oral care product under the new name of "Close Call(TM)" over the next few months. Close Call(TM) will be marketed as an anti-microbial oral hygiene breath drink that eliminates odors from tobacco, garlic, onion and alcohol and removes germs and bacteria that cause bad breath.

We have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003 and 2002, we had a net loss of ($607,080) and ($761,252), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

Our principal executive offices are located at 100 Mill Plain Rd., Danbury, CT 06811 and our telephone number is (203) 546-3555. We are incorporated in the State of Nevada.

                                  The Offering


Common stock offered by selling stockholders ........ Up to 12,368,750 shares.
                                                      This number represents
                                                      20.13% of our current
                                                      outstanding stock.

Common stock to be outstanding after the offering.... Up to 61,437,390 shares

Use of proceeds...................................... We will not receive any proceeds from the sale of
                                                      the common stock.

Over-The-Counter Bulletin Board Symbol............... TKER

The above information regarding common stock to be outstanding after the offering is based on 58,924,890 shares of common stock outstanding as of January 25, 2005 and assumes the subsequent exercise of warrants by certain selling stockholders.

                               RECENT DEVELOPMENTS

                          SECURITIES PURCHASE AGREEMENT

      On December 29, 2004, we closed a transaction pursuant to a Securities Purchase Agreement, dated as of December 23, 2004, with several accredited investors pursuant to which those accredited investors purchased 9,406,250 shares of our common stock for an aggregate purchase price of $15,050,000.

      Emerging Growth Equities, LTD. as placement agent and received a cash payment of 6% and a warrant to purchase 562,500 exercisable at $2.00 per share. The warrant is exercisable for three years.

      The aforementioned securities were issued by us pursuant to Rule 506 of Regulation D as promulgated under the Securities Act of 1933, as amended, and/or
Section 4(2) of the Act.

      This prospectus relates to the resale of the above-referenced securities in addition to certain outstanding warrants.

RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

              RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS

WE MAY NEVER BECOME PROFITABLE AND CONTINUE AS A GOING CONCERN BECAUSE WE HAVE HAD LOSSES SINCE OUR INCEPTION.

We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003 and 2002, we had a net loss of ($607,080) and ($761,252), respectively. For the period ending September 30, 2004, we had a net loss of ($1,799,717). We expect to continue to incur significant expenses. Our operating expenses have been and may continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing, and, if such financing is available, you may experience significant additional dilution.

OUR INDEPENDENT AUDITORS HAVE EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.

In their report dated March 24, 2004, our independent auditors have expressed doubt about our ability to continue as a going concern in our financial statements for the year ended December 31, 2003 and 2002. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern qualification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

BECAUSE WE HAVE LIMITED EXPERIENCE, WE MAY BE UNABLE TO ASCERTAIN RISKS RELATING TO THE INDUSTRY AND THEREFORE, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET AND DISTRIBUTE OUR PRODUCTS.

We have limited experience in the marketing of our products and may not be aware of all the customs, practices and competitors in that industry. The consultants that we plan to retain may not have had sufficient experience to enable us to completely understand the characteristics of the industry. There can be no assurance that we will properly ascertain or assess any and all risks inherent in this industry.

In addition, our success depends, in part, on our ability to continue marketing and distributing our products effectively. We may not be successful in entering into new marketing arrangements, whether engaging independent distributors or recruiting, training and retaining a larger internal marketing staff and sales force.

INTENSE COMPETITION COULD HARM OUR FINANCIAL PERFORMANCE AND THE VALUE OF YOUR INVESTMENT.

There are a number of companies, universities and research organizations actively engaged in research and development of technology that may be similar to our processes. Our competitors may have substantially greater assets, technical staffs, established market shares, and greater financial and operating resources than we do. There is no assurance that we can successfully compete.

                       RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE THERE ARE A LARGE NUMBER OF SHARES THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE.

The market price of our common stock may decline because there are a large number of shares that may be available for future sale, and the sale of these shares may depress the market price. As of January 28, 2005, we had approximately 59 million shares of common stock issued and outstanding and outstanding options, warrants and convertible debentures to purchase up to approximately 20 million shares of common stock. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

      Our stock price may decline by future sales of our shares or the perception that such sales may occur. If we issue additional shares of common stock in private financings under an exemption from the registration laws, then those shares will constitute "restricted shares" as defined in Rule 144 under the Securities Act. The restricted shares may only be sold if they are registered under the Securities Act, or sold under Rule 144, or another exemption from registration under the Securities Act.

      Some of our outstanding restricted shares of common stock are either eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders. We are unable to estimate the amount, timing, or nature of future sales of outstanding common stock. Sales of substantial amounts of our common stock in the public market may cause the stock's market price to decline.

WE DO NOT EXPECT TO PAY DIVIDENDS.

      We have not paid dividends since inception on our common stock, and we do not contemplate paying dividends in the foreseeable future on our common stock in order to use all of our earnings, if any, to finance expansion of our business plans.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.

      Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" RULES.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

o that a broker or dealer approve a person's account for transactions in penny stocks; and

o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

o obtain financial information and investment experience objectives of the person; and

o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

o sets forth the basis on which the broker or dealer made the suitability determination; and o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

                                USE OF PROCEEDS


We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the sale of our common stock will go to the selling stockholder. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 2,512,500 shares from us for an aggregate purchase price of $4,285,000.


We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                              SELLING STOCKHOLDERS

      The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

      The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                                                       SHARES OWNED                                     SHARES OWNED
                                                  PRIOR TO THE OFFERING                              AFTER THE OFFERING
                                                  ---------------------                           ------------------------
                                                                                      TOTAL
                                                                                     SHARES
                  NAME                              NUMBER    PERCENT               REGISTERED    NUMBER           PERCENT
----------------------------------------            ------    -------               ----------    ------           -------
ACT Capital Partners, LP                           125,000      *                     125,000        0                 0

Stifel Nicolaus Custodian For                       31,250      *                      31,250        0                 0
Jonathan Berg IRA
Acct # 1499 2225

Gregory J. Berlacher                                10,000      *                      10,000        0                 0

Bear Stearns Securities Corp                        50,000      *                      50,000        0                 0
Custodian FBO Robert Berlacher,
IRA

Robert A. Berlacher 2004 Family                      5,000      *                       5,000        0                 0
 Trust dtd 11/19/04

Robert A. Berlacher 2004 Irrevocable                15,000      *                      15,000        0                 0
Trust dtd 10/21/04

Cabernet Partners, LP                              100,000      *                     100,000        0                 0

Chardonnay Partners, LP                             20,000      *                      20,000        0                 0

Steven Charles                                      20,000      *                      20,000        0                 0

UBS Securities LLC FBO                              75,000      *                      75,000        0                 0
Amir Ecker, IRA

EDJ Limited                                        125,000      *                     125,000        0                 0

Europa International                             1,560,000      2.6%                1,560,000        0                 0

Margaret G. Gardner Dec'd IRA Bear                  50,000      *                      50,000        0                 0
Stearns Securities Corp Cust
Daniel C. Gardner Beneficiary

                                                       SHARES OWNED                                     SHARES OWNED
                                                  PRIOR TO THE OFFERING                              AFTER THE OFFERING
                                                  ---------------------                           ------------------------
                                                                                      TOTAL
                                                                                     SHARES
                  NAME                              NUMBER    PERCENT               REGISTERED    NUMBER           PERCENT
----------------------------------------            ------    -------               ----------    ------           -------
Richard A. Gibbs                                    54,000      *                      54,000        0                 0

Jon D. Gruber and Linda W. Gruber                  150,000      *                     150,000        0                 0

Gruber & McBaine International                     150,000      *                     150,000        0                 0

Hamilton College                                    75,000      *                      75,000        0                 0

Robert H. Hesse                                     31,250      *                      31,250        0                 0

Insignia Partners, LP                              300,000      *                     300,000        0                 0

Bear Stearns Securities Corp Cust                   30,000      *                      30,000        0                 0
FBO David Johnson IRA

Richard Johnson                                     12,500      *                      12,500        0                 0

Knoll Capital Fund II                            1,565,000      2.6%                1,565,000        0                 0

Lagunitas Partners, LP                             575,000      *                     575,000        0                 0

Lewin Capital Investors LP                         250,000      *                     250,000        0                 0

Logos Partners, LP                                  93,750      *                      93,750        0                 0

J. Patterson McBaine                                50,000      *                      50,000        0                 0

Bear Stearns Sec Corp Cust FBO                       6,250      *                       6,250        0                 0
Jill S. Meyer, IRA

Harry and Brenda Mittelman                         200,000      *                     200,000        0                 0

Nationwide Home Mortgage, Inc.                      31,250      *                      31,250        0                 0

Northwood Capital Partners, LP                     300,000      *                     300,000        0                 0

Pequot Navigator Onshore Fund, LP                  466,200      *                     466,200        0                 0

Pequot Scout Fund, LP                              783,800      1.3%                  783,800        0                 0

Eric and Ellen Petersen JTWROS                      65,625      *                      65,625        0                 0

Ponte Vedra Partners Ltd.                          100,000      *                     100,000        0                 0

Porter Partners, LP                                500,000      *                     500,000        0                 0

PVGD Partnership                                    25,000      *                      25,000        0                 0

Barry L. Raeburn                                     6,000      *                       6,000        0                 0

RTCL Partners                                       12,500      *                      12,500        0                 0

Sandor Capital Master Fund LP                      250,000      *                     250,000        0                 0

Jay D. Seid                                         50,000      *                      50,000        0                 0

Frank O. Sloan                                      20,000      *                      20,000        0                 0

Peter and Susan Stanley JTWROS                     193,750      *                     193,750        0                 0

Trellus Capital Management LLC                     816,875      1.4%                  816,875        0                 0

Richard C. Walling, Jr.                             25,000      *                      25,000        0                 0


VFT Special Ventures, Ltd.                      562,500(1)      *                     562,500        0                 0


Arthur Bergeron                                  47,200(2)      1.8%                   47,200        0                 0


Rick Brutti                                     200,000(2)      *                     200,000        0                 0


Boston Financial Partners, Inc.                 150,000(2)      *                     150,000        0                 0

Arthur P. Bergeron Revised and                   50,000(2)      *                      50,000        0                 0
Restated Profit Sharing Plan

Edward P. Bergeron                               17,600(2)      *                      17,600        0                 0

Christine M. Bergeron                            17,600(2)      *                      17,600        0                 0

Adam P. Bergeron                                 17,600(2)      *                      17,600        0                 0

Douglas and Laurie Moore Family Trust            31,200         *                      31,200        0                 0


Rodney Smith                                    100,000(3)      *                     100,000        0                 0

Hugh Carmichael                                 100,000(3)      *                     100,000        0                 0

Paul Taylor                                     100,000(3)      *                     100,000        0                 0

Stephen Lambrecht                               100,000(3)      *                     100,000        0                 0

Don Olin                                        100,000(3)      *                     100,000        0                 0

Ernie Obrig                                     300,000(3)      *                     300,000        0                 0

Dave Johnson                                    100,000(3)      *                     100,000        0                 0

Victoria C. Everett                              25,000(3)      *                      25,000        0                 0

Janice A. Haeger                                 25,000(3)      *                      25,000        0                 0

Joseph Zappulla                                 450,000         *                     450,000        0                 0

Steven B. Zavagli                               500,000(3)      *                     500,000        0                 0



* Less than 1%

      The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares which the selling stockholders has the right to acquire within 60 days.


(1) Represents shares underlying warrants exercisable at $2.00 per share. This entity is an affiliate of a broker dealer, Emerging Growth Equities, Ltd. and acquired these securities as compensation in the ordinary course of business.


(2)   Represents shares underlying warrants.


(3)   Represents shares underlying options.

                              PLAN OF DISTRIBUTION

Each Selling Stockholder (the "Selling Stockholders") of the common stock ("Common Stock") of Tasker Capital Corp., a Nevada corporation (the "Company") and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the Over-The-Counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o privately negotiated transactions;

o settlement of short sales;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 300,000,000 shares of Common Stock, $.001 par value.

The following is a description of the material terms of our common stock.

COMMON STOCK

The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

TRANSFER AGENT

Pacific Corporate Trust Company has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

The consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Morgan & Company, Chartered Accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

      SEC registration fee................................      $6,000.00
      Legal fees and expenses.............................      35,000.00
      Accountants.........................................       5,000.00
      Total...............................................     $46,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Tasker's Articles of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, a director or officer of Tasker shall not be personally liable to Tasker or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of Tasker' Articles of Incorporation, as amended, is to eliminate the right of Tasker and its shareholders (through shareholders' derivative suits on behalf of Tasker) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. Tasker believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT                               DESCRIPTION
NUMBER
--------------------------------------------------------------------------------

      5.1       Opinion of Counsel

      23        Consent of Accountants

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Tasker Capital Corp., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Danbury, State of Connecticut on the 9th day of February 2005.

                                TASKER CAPITAL CORP.


                          Name: /s/ Robert P. Appleby
                                -----------------------------------------
                                Title: President, Chief Executive Officer

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert P. Appleby his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:


         SIGNATURE                        TITLE                    DATE
----------------------------    -------------------------     ------------------

By: /s/ Robert P. Appleby       President, Chief
    -----------------------     Executive Officer,            February 9, 2005
    Robert P. Appleby           and Director

By: /s/ Gordon Davis
    -----------------------
    Gordon Davis                Director                      February 9, 2005

By: /s/ James Burns
    -----------------------
    James Burns                 Director                      February 9, 2005

By: /s/ Robert Jenkins
    -----------------------
    Robert Jenkins              Chief Financial Officer       February 9, 2005
                                (Principal Accounting Officer)